827571

Hilton Group plc

RECEIVED
2004 MAY 13 P 1:06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS IN FULLY PAID ORDINARY SHARES OF 10P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN ("THE PLAN"):

SUPPL

DIRECTOR	***NO. OF SHARES PURCHASED (NOTE 1)***	***NO. OF BONUS SHARES AWARDED (NOTE 2)***	***CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES***
DAVID MICHELS	30	15	1,998
BRIAN WALLACE	30	15	1,998
CHRISTOPHER BELL	30	15	1,998

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 5 MAY 2004 AT 250.50P PER SHARE

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

dlw 5/17